Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

Roche

[redacted]

Basel, 16 October, 2006

Science Magazine ranks Roche No. 3 among Top Employers in the Biotech and Pharmaceutical Industries

For the fifth consecutive year, Roche was named to Science's list of Top 20 Employers in the Biotech and Pharmaceutical Industry, moving up in rank for the fourth straight year to number three on the list, selected from more than 330 companies. Genentech, also a member of the Roche Group was again ranked number one.

Roche was singled out in three areas: being an innovative leader in the industry, having work culture values that are aligned with personal values and having a clear vision of where it is headed.

"At Roche, our success is based on scientific innovation. Talented people working are the major factor in that success," said Jonathan Knowles, member of the Roche Corporate Executive Committee and Head of Global Research. "The exciting scientific environment we have created, the unique way in which we share knowledge within the company and with our partners in our innovation network, as well as how we develop people helps us to attract new talent and retain the talented people we have ," added Knowles.

"We are very proud of the recent *Science* recognition and other workplace honors that validate our commitment to being an employer of choice," said Gottlieb Keller, member of the Roche Corporate Executive Committee and head Corporate Services and Human Resources.

The Top 20 list was the result of a month-long online survey by *Science* of readers, subscribers and others working in the biotech and pharmaceutical industry. Participants rated 330 companies on 42 different attributes from seven different categories: corporate image, leadership and direction, financial prowess, work culture/environment, work/life balance, academics and collegial exchange, and compensation and benefits.

dlw 10/31

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Roche

Roche
Third quarter 2006

Basel, October 17, 2006



Roche

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others:

1 pricing and product initiatives of competitors;
2 legislative and regulatory developments and economic conditions;
3 delay or inability in obtaining regulatory approvals or bringing products to market;
4 fluctuations in currency exchange rates and general financial market conditions;
5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products;
6 increased government pricing pressures;
7 interruptions in production
8 loss of or inability to obtain adequate protection for intellectual property rights;
9 litigation;
10 loss of key executives or other employees; and
11 adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website – www.roche.com

Group

Dr. Erich Hunziker
Chief Financial Officer



Summary

Continuous strong sales growth- well above the industry level

- Strong growth adding substantial sales

	2005 vs. 2004		2006 vs. 2005		
	Q3	Q4	Q1	Q2	Q3
Pharmaceuticals	21	34	19	19	25
Diagnostics	6	3	3	5	6
Roche Group	17	26	15	16	20


Additional sales (CHF m)*
5000
4000
3000
2000
1000
0
2'321
3'547
4'885

- New area concept for the Basel site
- Currency: impact of USD gets smaller

YTD Sept '06: Sales
Strong Pharma sales growth

	2005 CHF m	2006 CHF m	% change in CHF	% change in local	% USD growth
Pharmaceuticals	**19,434**	**23,912**	**23**	**21**	**20**
Roche Pharma	12,169	14,921	23	20	19
Genentech	4,632	6,522	41	37	37
Chugai	2,633	2,469	-6	-2	-9
Diagnostics	**6,008**	**6,415**	**7**	**5**	**4**
Roche Group	25,442	30,327	19	17	16

Basel site development - master plan
Increased density, repatriation of offices


Laboratories
Production
Offices
Services
Restaurant
Bldg. 1
Stage 2
> 2000 Offices in 2011

Basel site development – adjusting *infrastructure to business needs*

- Repatriation of 2,000 employees back on site (Building 1)
- Replacement and expansion of an existing R&D building (Building 97)
  - demanded by department of building regulation
  - further lab space needed
- Accounting
  - total investment: CHF 550m for Bldg 1, CHF 250m for Bldg 97
  - PP&E depreciation over 50 yrs, starting from 2011
  - minor impact on income statement as savings on rent roughly balance depreciation charge
  - cash outflow spread between 2007 to 2011

Exchange rate impact on sales
USD impact gets smaller

Development of average exchange rates versus prior year period

	Q1	H1	YTD 9	FY
CHF / USD	+9.7 %	+5.6 %	+2.7 %	
CHF / EUR	+0.6 %	+1.0 %	+1.1 %	
CHF / JPY	-1.9 %	-3.3 %	-4.6 %	
Difference in CHF / local growth	+6.1 %pt	+3.8 %pt	+2.0 %pt	

Sales growth 2006 vs. 2005



21.5 %
15.4 %
local growth
CHF growth
19.4 %
15.6 %
17.2 %
19.2 %
Q1
H1
YTD 9
FY

Our growth objectives for 2006

Sales

- Double-digit growth[1] for Group and Pharmaceuticals
- Above market growth for Pharmaceuticals and Diagnostics

Core EPS target

- Growth above sales growth

[1] in local currencies

barring unforeseen events

Diagnostics Division

Severin Schwan

CEO Division Roche Diagnostics



YTD Sep '06: Highlights in Diagnostics

Roche

- Sales rose 5 % in local currencies, 7 % in CHF (Q3 '06: +6 %[1])
- FDA import alert Accu-Chek insulin pumps lifted
  - Accu-Chek Spirit launched in US
- cobas 6000 analyzer series successfully installed in key EU and Asia Pacific markets
  - US launched at AACC meeting, roll-out commenced Q3 '06

[1] local growth

YTD Sep '06: Sales by Business Area
Above market growth in Q3

Roche

CHF m	YTD		% change in	
	Sept '05	Sept '06	local	CHF
Diabetes Care	2,086	2,176	2 %	4 %
Molecular Diagnostics	859	909	4 %	6 %
Centralized Diagnostics	2,141	2,283	5 %	7 %
Near Patient Testing	521	588	11 %	13 %
Applied Science	401	459	12 %	14 %
Roche Diagnostics	**6,008**	**6,415**	**5 %**	**7 %**

YTD Sep '06: Sales by Region

North America returned to growth

CHF 6,415 m



Nth America 28 %
1,794
Iberia/Latin Am 11 %
681
Asia Pacific 7 %
472
Japan 5 %
305
Others 1 %
EMEA¹ 48 %
3,080

local sales growth



Roche Dx
5 %
North America
2 %
Iberia/LatAm
10 %
Asia Pacific
8 %
Japan
2 %
EMEA*
5 %

* Europe, Middle East, and Africa

Diabetes Care

Accu-Chek Spirit now launched in the US



Blood Glucose Monitoring*
1 %¹
2000
1500
1000
500
0
CHF m
YTD 9 '04
YTD 9 '05
YTD 9 '06



Insulin Delivery ex-US
+15 %¹
150
100
50
0
YTD 9 '04
YTD 9 '05
YTD 9 '06

- Accu-Chek Aviva accelerating growth in EMEA and Nth America
- Accu-Chek Compact Plus continued strong double-digit growth
- Accu-Chek Go launched France, Australia, Austria
- Accu-Chek Spirit continued double-digit growth ex-US

* meters, strip, lancets ¹ local growth

Insulin infusion business offers growth up-side

US team poised to re-enter market

Insulin Infusion CHF 1 bn 2005
CAGR 05-10E 11-12 %



Europe
30 %
US
70 %

Global est. market share
Roche # 2 position



Roche
15 %
other
12 %
65 %
Medtronic
8 %
Lifescan
(Animas)

Source: Roche analysis, company reports, Boston Biomedical Consultants, HSBC

Centralized Diagnostics

Immunochemistry continues strong growth

Immunochemistry



13 %1
1000
CHF m
500
0
YTD 9 '04
YTD 9 '05
YTD 9 '06

Clinical Chemistry



-2 %1
1200
800
400
0
YTD 9 '04
YTD 9 '05
YTD 9 '06

- Immunochemistry growth nearly three 3 times market
  - EMEA strong contributor (+11 %) in a mature market
  - cardiac marker Elecsys proBNP *remains reagent driver*
- Launch of cobas 6000 analyzer series strengthening our position
  - launched in Europe, Asia Pacific and the U.S.

[1] local growth

Molecular Diagnostics

Roll-out new blood screening platform on-track



NAT Blood Screening
1 %[1]
CHF m
250
200
150
100
50
0
YTD 9 '04
YTD 9 '05
YTD 9 '06



Virology
+6 %[1]
500
250
0
YTD 9 '04
YTD 9 '05
YTD 9 '06

- Multiplex HIV/ HCV/ HBV test on fully automated cobas s 201 system now available in all European countries
- Virology growing from intensified marketing of Cobas AmpliPrep/ Cobas TaqMan systems in Eastern European and Asia
- FDA filing Amplicor HPV Test and Linear Array HPV Genotyping Test on-track for early 2007

[1] local growth

Near Patient Testing

New products providing strong growth



Coagulation
15 %[1]
Blood gas/
Electrolytes
5 %[1]
Cardiac markers
9 %[1]
CHF m
150
100
50
0
YTD Sep
'04
'05
'06
'04
'05
'06
'04
'05
'06

- Increasing move towards patient self coagulation monitoring
  - EMEA continues to be main growth driver
  - received FDA approval of CoaguChek XS for professional use
- Cardiac proBNP used in number of Pharma clinical trials

[1] local growth

Review of Diagnostics intangible assets

Updated following Disetronic re-entry into US

- Regular updating of business plans and technology assessments indicated potential impairment issues.
- Preliminary assessment shows impairment charges needed
  - Up to CHF 200 m impairment of intangible assets will be booked in 2006 (mainly due to Disetronic)
- No impairment on Goodwill
- Impairment will have no effect on Core EPS

Key growth drivers in 2006

Commercialise assets on hand; prepare market for new drivers

	Key 2005 Launches	Key 2006 Launches*
Diabetes Care	•Accu-Chek Aviva •Accu-Chek Compact Plus •Accu-Chek Multiclix •Accu-Chek Spirit •Accu-Chek D-TRONplus	•Accu-Chek Go ✓
Centralized Diagnostics		•cobas 6000 analyzer series ✓ •cobas 4000 analyzer series •cobas IT 3000 & 5000 ✓
Molecular Diagnostics	•COBAS AmpliPrep/ COBAS TaqMan •AmpliChip CYP450 Test	•cobas s 201 system & MPX Test ✓ •LightCycler SeptiFast Test ✓
Near Patient Testing	•Cardiac NT-proBNP •CoaguChek XS	•CoaguChek XS Plus ✓
Applied Science	•Genome Sequencer 20 •LightCycler 480 instrument	

Divisional sales growth outlook — **Above market growth in local currencies**

barring unforeseen events

* Subject to appropriate regulatory approvals; US launch may be later

Pharmaceuticals Division

W. M. Burns
CEO Division Roche Pharmaceuticals



YTD Sep '06: Highlights in Pharma

Growth further increased in Q3

- Sales increase to CHF 23.9 bn, +21 % – almost four times faster than global market
- Market share rise from 4.4 % to 4.7 %
  - sixth place among the world's biggest Pharma companies - up from eighth last year
  - now no. 1 specialty care company
- Oncology continues to deliver strong growth (+41 %)
- 16 approvals in major markets, including worldwide marketing approvals for MabThera/Rituxan in rheumatoid arthritis, for Herceptin in early breast cancer (EU) and for Avastin in non-small cell lung cancer (US)
- 15 regulatory filings in major markets, including Mircera for the treatment of renal anemia and Avastin for the treatment of lung and breast cancer
- 22 new alliances/ partnering deals signed
- More than 45 key publication on Roche's major pharma products in peer reviewed journals
  - more than 450 publications in total

YTD Sep '06: Sales

Roche Pharma growing four times the world market

Sales CHF m	YTD Sep '05	YTD Sep '06	% change in CHF	% change in local	USD growth
Roche Pharma	12,169	14,921	23	20	19
Genentech	4,632	6,522	41	37	37
Chugai	2,633	2,469	-6	-2	-9
Pharmaceuticals	19,434	23,912	23	21	20

Quarterly local growth	2005 vs. 2004 Q3	2005 vs. 2004 Q4	2006 vs. 2005 Q1	2006 vs. 2005 Q2	2006 vs. 2005 Q3
Roche Pharma	17	32	19	15	25
Genentech	42	49	40	39	33
Chugai	7	22	-8	1	2
Pharmaceuticals	21	34	19	19	25

Nine key brands now representing close to 60 % of portfolio


% of pharmaceutical sales
70%
60%
50%
40%
30%
20%
10%
0%
YTD 9 '03
YTD 9 '04
YTD 9 '05
YTD 9 '06
14%
16%
15%
15%
6%
7%
7%
12%
11%
10%
9%
9%
7%
7%
6%
7%
3%
5%
5%
6%
2%
4%


CHF m
4000
3500
3000
2500
2000
1500
1000
500
0
332
44
143
116
1037
1380
524
Growth vs YTD 9 '05
Boniva
Tarceva
Xeloda
Pegasys
CellCept
NeoRecormon/ Epogin
Avastin
Herceptin
MabThera/ Rituxan

~ CHF 3.8 bn additional sales
(~ CHF 4.6 bn including Tamiflu)

Pharma sales YTD Sep '06

Outgrowing the market through differentiated medicines

	% of pharma sales	local growth	market growth
Oncology	46 %	41 %	23 %[2]
Transplantation	6 %	6 %	7 %[2]
Virology	16 %/ 9 %[1]	24%/ -2 %[1]	8 %[1,2]
Renal Anemia[3]	3 %	2 %	7 %[2]
Total[3]	**71 %/ 64 %**[1]	**32 %/ 28 %**[1]	
North America	42 %	27 %	7 %[4]
Japan	10 %	-2 %	-1 %[4]
Europe	33 %	23 %	5 %[4]
Total	**85 %**	**21 %**	**6 %**

[1] excl. Tamiflu [2] IMS MAT Q2 2006 [3] excl. Epogin [4] IMS YTD July 2006

MabThera / Rituxan

Continued strong growth in oncology

Global sales



CHF bn
4.0
3.0
2.0
1.0
0.0
+ 15 %[1]
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'

local growth



US +11 %
Japan +2 %
Europe/ RoW +23 %

- Sales of CHF 3.5 bn
- Six new indications received this year including maintenance therapy following relapse (EU), following 1st line (US) iNHL and RA (TNF inadequate responders, EU and US)
- First sales contribution from RA in US
- Phase II study for relapsing-remitting multiple sclerosis (RRMS) met primary endpoint
  - phase II/III in primary-progressive MS ongoing (recruitment completed Q4 '05)
- Large phase III program in RA (DMARD inadequate responders) on track

[1] local growth

Herceptin
Sales surpassed CHF 1 bn in last quarter

Global sales



+ 92 %[1]
3.0
2.0
1.0
0.0
CHF bn
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'

local growth



US +83 %
Japan +31 %
Europe/ RoW +105 %

- Sales of CHF 2.8 bn – adjuvant usage driving growth
- High growth rate in Europe/ RoW driven by increased penetration in early breast cancer and launch in additional countries
- Phase III (TAnDEM) data presented at ESMO
  - Herceptin added to hormonal therapy prolongs progression-free survival for patients with HER2-pos/ ER-pos mBC (4.8 m vs. 2.4 m; p-value = 0.0016)
  - filed in EU in October

[1] local growth

Avastin
Approved in US for NSCLC in October

Global sales



+ 90 %[1]
3.0
2.0
1.0
0.0
CHF bn
YTD 9 '03
YTD 9 '04
YTD 9 '05
YTD 9 '06

local growth



US +62 %
Europe/ RoW +276 %

- Sales of CHF 2.1 bn
- First-line mBC filed in EU in July
  - submission currently proceeding as planned
- NO16966 (1st-line mCRC combo) showed significantly improved PFS
  - comprehensive file to be submitted to EU regulators in H1 '07 (synchronised with Xeloda filing)
- Phase III 1st-line RCC data expected around year-end
- Recruitment completed: NSABP CO-8 (adj CC, US), AVAIL (NSCLC, EU), AVITA (pancreatic, EU)
- First patient randomized: AVEREL (mBC combo Herceptin, docetaxel) and AVASQ (squamous NSCLC)

[1] local growth

Xeloda

New data to be used to expand CRC label

Global sales


1.0
0.5
0.0
CHF bn
+ 22 %[1]
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'

local growth


US +24 %
Japan -4 %
Europe/ RoW +23 %

- Sales of CHF 711 m
- Gastric cancer filed in EU in July
- NO16966 (1st-line mCRC combo) showed
    - at least equivalent efficacy to infusional 5-FU combination with oxaliplatin
    - also showed XELOX non-inferior to FOLFOX when used in combination with Avastin
  - final data analysis of NO16967 (2nd-line mCRC combo) early 2007
  - combined file to be submitted to US and EU regulators in H1 '07

[1] local growth

Tarceva

Strong rollout in Europe

Global sales


800
600
400
200
0
CHF m
+ 130 %[1]
YTD 9 '03
YTD 9 '04
YTD 9 '05
YTD 9 '06

local growth


US +55 %
Europe/ RoW +1607 %

- Sales of CHF 578 m
- Re-examination of Tarceva data for the treatment of pancreatic cancer requested from CHMP in September
  - CHMP opinion expected by year-end
- Phase III (RADIANT) to support expanded labeling for use in adjuvant NSCLC started recruitment

[1] local growth

Anemia franchise
Sales steady in a highly competitive market

Global sales



CHF bn
2.0
1.5
1.0
0.5
0.0
+ 0 %[1]
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'

local growth



Japan -12 %
Europe/ RoW +6 %

- Sales of NeoRecormon/ Epogin of CHF 1.6 bn
- NeoRecormon growing in renal (+2 %[1]) and oncology (+10 %[1])
- Mircera filing application for renal anemia under review in US and EU
  - seven abstracts accepted for presentation at ASN (Nov 14-19) including results from the two 'correction' studies (AMICUS and ARCTOS)
- International Trade Commission decided in Roche's favor terminating the investigation of the importation of Mircera

[1] local growth [2]American Society of Nephrology Annual Meeting

CellCept and Pegasys

Global CellCept sales



CHF bn
2.0
1.5
1.0
0.5
0.0
+ 7 %[1]
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'

- Sales of CHF 1.4 bn
- US (+14 %); Japan (+18); EU/ RoW (0%)
  - RoW sales affected by generics in some Latin American countries
- Phase III (induction) in lupus nephritis completed recruitment (Aspreva)
  - filing on track for 2007

Global Pegasys sales



CHF bn
1.5
1.0
0.5
0.0
+ 2 %[1]
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'

- Sales of CHF 1.1 bn
- Fast Track designation for R1626, polymerase inhibitor for treatment of HCV
  - phase II started recruiting (in combo with Pegasys)
- Alliance with Intermune (protease inhibitor, starting phase I year-end)

[1] local growth

Tamiflu

Some governments increasing population coverage



Global sales
2.0
1.5
1.0
0.5
0.0
CHF bn
+ 88 %[1]
YTD 9 01'
YTD 9 02'
YTD 9 03'
YTD 9 04'
YTD 9 05'
YTD 9 06'



local growth
US +239 %
Japan -7 %
Europe/ RoW +81 %

- Sales of CHF 1.6 bn
- Japan: high 2005 base
- Estimated Government sales of CHF 1.6 - 1.7 bn in 2006
  - CHF 600 - 700 m in Q4 '06

[1] local growth

Boniva / Bonviva

Raising prospect of better treatment outcomes



Global quarterly sales
200
150
100
50
0
CHF m
+ 929 %[1]
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06



Weekly US NRx share[2]
Boniva 15 %
Actonel franchise 28 %
Fosamax franchise 57 %

- Sales YTD 9 months of CHF 309 m
- US main sales contributor – weekly NRx share around 15 %
- Launches continuing across Europe and rest of the world
- Data presented in September at ASBMR showed patients on monthly Boniva tend to stay on treatment significantly longer than those taking weekly bisphosphonates

[1] local growth [2] IMS week 39

Q3 '06 pipeline update
Eight phase III trials completed recruitment

Phase III trials started
- Avastin: AVEREL (mBC)
- Avastin: AVASQ (NSCLC squam.)

Recruitment completed in phase III
- Actemra: OPTION (RA)
- Actemra: TOWARD (RA)
- Actemra: AMBITION (RA)
- Actemra: RADIATE (RA)
- CellCept: Lupus Nephritis
- Avastin: AVAIL (NSCLC)
- Avastin: NSABP C0-8 (adj. CC)
- Avastin: AVITA (pancreatic Ca)

Trials completed
- Avastin/Xeloda: NO16966 (mCRC)-phase III
- MabThera: HERMES (RRMS)-phase II

Moved to next phase
- R1626: to phase II (HCV)
- R1579: to phase I (T2D)

Compounds in-licensed
- R1583: from Ipsen (T2D)
- R3477: from Actelion (AI)
- R7204: from Plexxikon (malig. melanoma)
- From InterMune (HCV)

Compounds discontinued/ amended
- R411: asthma (phase II); back - up in Phase I[1]
- R873: MED (phase II); not differentiated enough
- R1438: T2D (phase II); back- up in Phase I[2]

Filings
- Xeloda: gastric Ca EU
- Avastin: NSCLC EU
- Avastin: mBC EU
- Herceptin: mBC combo hormonal EU

•1) following FDA ruling on class of integrin antagonists, now developed in MS
•2) continue with back-up in Phase I- candidate with differentiated target profile

Roche in autoimmune diseases
Building a new therapeutic franchise

MabThera
- Launched in RA anti-TNF inadequate responders in US and EU
- Phase III in RA MTX inadequate responders on track, filing EU 2008
- Phase III for repeated treatment courses on track, filing EU 2008

Actemra
- Japanese phase III in DMARD inadequate responders met primary endpoints - filed in J
- Phase III in RA MTX IR, DMARD IR (RoW) on track, recruitment to complete by end 2006
- Global filing 2007

CellCept
- Phase III in Lupus Nephritis completed recruitment, filing 2007

MabThera
- Phase III in LN, PPMS, ANCA ass. vasculitis and SLE ongoing

Ocrelizumab
- Phase II trial met primary and secondary endpoints, to be presented at ACR '06
- Phase III program to be finalized and initiated soon

R1503 (p38 kinase inhibitor)
- Phase II initiated in Q4'05

MabThera
- Phase II in RRMS met primary endpoints

Phase 1
- 7 compounds in development for autoimmune diseases


Launched
Phase III
Phase II
Phase I

Roche in metabolic/ cardiovascular diseases
Major decision points within the near future



Phase II
Phase I
Phase 0

R1583 (GLP-1)
- Phase II data on immediate release formulation presented at ADA'06
- Start of phase II with sustained release formulation early 2007
- Filing post 2009

R1440 (GKA)
- Phase II started Q4'05
- First phase II data available 2007
- Filing 2009

R1658 (CETP inh)
- First phase II completed - efficacy and safety confirmed
- Phase II safety trial ongoing
- Go/ No go decision for phase III in 2007
- *Filing post 2009*

Phase I
- 2 compounds in development for T2D
- 2 compounds in development for dyslipidemia

Phase 0
- 4 compounds in development for metabolic/ CV diseases

Further strong newsflow expected
10 phase III and 5 phase II to be completed until mid 2007

Oncology: 4 phase III, 2 phase II, 3 phase I

Avastin
- *EU filing mCRC label extension*
- Phase III data available AVOREN, CALGB 90206 (RCC)
- Final analysis AVAIL (NSCLC)
- Recruitment completed AVANT (adj. CC), AVADO (mBC)
- Start of phase III in adj. NSCLC, ovarian Ca

Xeloda
- Global filing mCRC label extension
- Final analysis mCRC 2nd line

MabThera
- Recruitment completed PRIMA (iNHL 1st line maintenance)

Omnitarg
- Phase II data available

R1492/R1584 (EpoD)
- Go/ No go decision for phase III and II

R547 (CDK-Inh)
- Go/ No go decision for phase II

R1530 (MAI)
- Go/ No go decision for phase II

Anemia

Mircera
- Phase III correction data to be presented at ASN' 06

Autoimmune diseases: 6 phase III, 1 phase II

Actemra
- *Final analysis of 4 phase III trials (RA)*
- Recruitment completed LITHE (RA)

MabThera
- Recruitment completed SERENE and SUNRISE (RA)
- Phase II data (HERMES) in RRMS to be presented
- Go/ No go decision for phase III in RRMS

CellCept
- Final analysis phase III Lupus Nephritis
- Final analysis phase III Myasthenia Gravis

Ocrelizumab
- Phase II (ACTION) to be presented at ACR '06
- Start of phase III in RA

R1503 (p38 kinase Inh)
- First phase II data available

Metabolic/ Cardiovascular diseases: 2 phase II

R1583 (GLP-1)
- Start of phase II with sustained-release formulation

R1440 (GKA)
- First phase II data available

R1658 (CETP Inh)
- Phase II completed
- Go/ No go decision for phase III

YTD Sep '06: Progress report on a leading late stage pipeline

	Phase III results	Status
✓	**Mircera** – renal anemia in dialysis patients (AMICUS)	Filed EU and US April '06
✓	**Mircera** – renal anemia in pre-dialysis patients (ARCTOS)	Filed EU and US April '06
✓	**Xeloda** – gastric Ca (ML17032)	Filed EU Q3' 06
✓	**Xeloda** – oesophagogastric Ca (REAL2)	Filed EU Q3' 06
✓	**Actemra** – RA (Japanese S&S)	Filed Jp April '06
✓	**Herceptin** – mBC combo hormonal (TAnDEM)	Filing EU Q4' 06
✓	**Herceptin** – adjuvant BC (HERA FU)	Approved EU H1'06
✓	**MabThera** - RA TNF IR (REFLEX FU)	Approved EU and US H1 '06
✓	**Avastin/Xeloda** - mCRC combo oxaliplatin (NO16966)	Filing H1'07
-	**Avastin** – pancreatic Ca (CALGB 80303)	AVITA continues, Filing EU '08
×	**Bondronat** - Metastatic Bone Pain	Stopped due to slow recruitment

2004-2006: 33 out of 35 phase III trials met primary endpoints

Our objectives for 2006 - Pharmaceuticals

Announced for 2006

Major clinical data

Compound	Phase	Indication	Data	Status Q3
Mircera (CERA)	III	Renal anemia (correction)	Final	✓
CellCept	III	Lupus nephritis (Induction phase)	Final	
Herceptin	III	mBC combo hormonal (TAnDEM)	Final	✓
Xeloda	III	mCRC 2nd line	Final	
Avastin	III	NSCLC 1st line (AVAIL)	Interim	✓
Avastin / Xeloda	III	mCRC 1st line combo extension	Final	✓
R1658	II	Dyslipidemia	Final	✓
R873	IIa	MED	Final	✓ (disc.)
Avastin / Tarceva	II	NSCLC 2nd line	Final	✓
R1594	II	RA	Final	✓

Filings

Compound	Indication	Status Q3
Mircera (CERA)	Renal anemia	✓
Avastin	NSCLC 1st line	✓ (US)
Avastin	mBC 1st line	✓
Avastin/ Xeloda	mCRC 1st line extension	
Herceptin	Adjuvant BC	✓
Herceptin	mBC combo hormonal (EU)	✓
Xeloda	mCRC 1st line combo	

Divisional sales growth

Double-digit growth in local currencies

barring unforeseen events

Roche

Roche

Appendix

Diagnostics quarterly sales & local growth[1]

	Q3 '05 CHF m	Q3 '05 % loc	Q4 '05 CHF m	Q4 '05 % loc	Q1 '06 CHF m	Q1 '06 % loc	Q2 '06 CHF m	Q2 '06 % loc	Q3 '06 CHF m	Q3 '06 % loc
Diabetes Care	713	7%	793	-1%	682	-5%	746	6%	748	5%
Centralized Diagnostics	712	5%	765	4%	760	7%	775	2%	748	5%
Molecular Diagnostics	303	5%	312	5%	297	7%	312	5%	300	1%
Near Patient Testing	180	9%	204	8%	193	9%	200	14%	195	9%
Applied Science	130	1%	161	19%	159	10%	148	10%	152	17%
DIA Division	**2,038**	**6%**	**2,235**	**3%**	**2,091**	**3%**	**2,181**	**5%**	**2,143**	**6%**

[1] 2005 vs. 2004 for Q3 to Q4 '05, 2006 vs. 2005 for Q1 to Q3 '06

YTD Sep '06: Diagnostics local sales

By region & Business Area (vs. YTD Sep '05)

	Global CHF m	Global % loc growth	Nth Am. CHF m	Nth Am. % loc growth	EMEA CHF m	EMEA % loc growth	RoW CHF m	RoW % loc growth
Diabetes Care	2,176	2	639	-3	1,191	4	346	6
Molecular Diagnostics	909	4	310	2	300	9	299	2
Centralized Diagnostics	2,283	5	432	0	1,158	4	693	9
Near Patient Testing	588	11	226	15	251	9	111	6
Applied Science	459	12	188	15	180	9	91	14
Roche Diagnostics	**6,415**	**5**	**1,795**	**2**	**3,080**	**5**	**1,540**	**7**

2006: Key planned product launches* (1)

	Product	BA[1]	Indication	Region
√	CoaguChek XS Plus	NPT	Handheld system for coagulation monitoring for professional use	Global
√	LightCycler SeptiFast Test	MD	Blood based test to rapidly detect major bacterial & fungal pathogens causing sepsis	EU
√	cobas s 201 & MPX Test	MD	Multiplex detection test for screening blood for HIV, HBV & HCV on the automated cobas s 201 system	EU
√	Accu-Chek Go (new)	DC	Successor meter for Accu-Chek Go offering improved features and design	Global

[1] Business Areas: Applied Science (AS), Near Patient Testing (NPT), Molecular Diagnostics (MD), Diabetes Care (DC)
* *Subject to appropriate regulatory approvals; US launches may be later than indicated*

2006: Key planned product launches* (2)

	Product	BA[1]	Indication	Region
√	**cobas** 6000 analyzer series	CD	Next generation modular system consolidating clinical chemistry and immunochemistry testing for medium to large workload laboratories; combines **cobas c** 501 & **cobas e** 601 modules	Global
	cobas 4000 analyzer series	CD	Next generation modular system consolidating clinical chemistry and immunochemistry testing for small to medium workload laboratories; links **cobas c** 311 & **cobas e** 411 modules with the PSM data manager	*Global*
	cobas c 111 analyzer	CD	Standalone clinical chemistry and electrolyte analyzer for extra-small workload laboratories	Global
√	**cobas** IT 5000 solution	CD	Lab Information System (LIS) supporting complete IVD testing, from order entry to result reporting	Global
	cobas IT 3000 solution	CD	Central Lab Data Management System (WAM) consolidating instrument interfacing	Global

[1] Business Area: Centralized Diagnostics (CD)
* *Subject to appropriate regulatory approvals; US launches may be later than indicated*

Pharma sales YTD Sep '06 (vs. '05)

Out of top 20 products, 18 are growing

	Global		US		Japan		Europe/RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
MabThera/Rituxan	3,525	15	1,959	11	138	2	1,428	23
Herceptin	2,822	92	1,149	83	110	31	1,563	105
Avastin	2,130	90	1,582	62	-	-	548	276
NeoRecorm/Epogin	1,635	0	-	-	489	-12	1,146	6
Tamiflu	1,630	88	637	239	236	-7	757	81
CellCept	1,357	7	677	14	23	18	657	0
Pegasys	1,074	2	325	-11	47	-24	702	12
Xeloda	711	22	272	24	20	-4	419	23
Tarceva	578	130	372	55	-	-	206	1607
Xenical	523	7	87	15	-	-	436	6
Xolair	392	34	392	34	-	-	-	-
Kytril	381	4	156	3	99	6	126	3
Nutropin	362	1	352	1	-	-	10	6
Cymevene/Valcyte	349	20	182	23	-	-	167	16
Pulmozyme	320	9	184	6	-	-	136	12
Rocephin	312	-60	23	-95	42	0	247	-14
Boniva	309	768	269	667	-	-	40	-
Neutrogin	279	10	-	-	279	10	-	-
Activase/TNKase	267	16	234	15	-	-	33	17
Dilatrend	234	-6	-	-	-	-	234	-6

Pharma sales YTD Sep '06 (vs. '05)

Other launches since January 2003[1]

	Global		US		Japan		Europe/RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
Fuzeon	221	22	108	18	-	-	113	25
Lucentis	205	-	205	-	-	-	-	-
Copegus	170	-48	18	-88	-	-	152	-12
Evista	101	54	-	-	101	54	-	-
Raptiva	94	6	94	6	-	-	-	-
Renagel	46	19	-	-	46	19	-	-
Actemra	3	657	-	-	3	657	-	-
Femara	2	-	-	-	2	-	-	-

[1] other than launches already covered in Top 20

Pharma local sales growth[1] in %

Global top 20 products

	Q4	Q1	Q2	Q3
MabThera/Rituxan	23	16	16	13
Herceptin	77	107	103	72
Avastin	127	141	102	55
NeoRecormon/Epogin	12	3	0	-4
Tamiflu	631	37	133	141
CellCept	25	15	-1	7
Pegasys	17	2	3	1
Xeloda	47	35	21	13
Tarceva	722	182	119	110
Xenical	9	16	8	-1
Xolair	57	39	30	34
Kytril	5	18	-4	0
Nutropin	4	-3	1	5
Cymevene/Valcyte	23	21	12	26
Pulmozyme	15	14	4	8
Rocephin	-55	-69	-63	-35
Boniva	-	-	323	929
Neutrogin	18	19	12	1
Activase/TNKase	23	19	21	9
Dilatrend	3	-6	-8	-4

[1] Q4: 2005 vs. 2004 and Q1 to Q3: 2006 vs. 2005

Pharma local sales growth[1] in %

Top 20 products by region

	US				Japan				Europe/RoW			
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
MabThera/Rituxan	20	7	16	9	5	3	-1	3	32	30	20	20
Herceptin	99	123	110	40	26	31	30	33	69	105	107	104
Avastin	88	96	72	34	-	-	-	-	1203	654	294	162
NeoRecorm/Epogin	-	-	-	-	7	-3	-9	-22	16	6	5	6
Tamiflu	390	414	143	229	733	-33	367	6485	864	88	124	49
CellCept	44	32	6	9	22	15	20	19	9	2	-7	4
Pegasys	14	-14	-10	-11	3	-11	-24	-34	23	12	13	11
Xeloda	64	40	24	11	20	1	-5	-9	37	34	20	16
Tarceva	528	95	46	37	-	-	-	-	-	-	2566	867
Xenical	18	24	15	6	-	-	-	-	7	14	7	-3
Xolair	57	39	30	34	-	-	-	-	-	-	-	-
Kytril	-2	31	-20	5	11	6	9	4	9	13	4	-9
Nutropin	4	-3	1	5	-	-	-	-	-5	12	-4	10
Cymevene/Valcyte	14	15	20	32	-	-	-	-	36	27	5	19
Pulmozyme	15	12	0	7	-	-	-	-	16	18	10	10
Rocephin	-81	-96	-96	-89	14	-11	8	2	-10	-24	-9	-8
Boniva	-	-	262	818	-	-	-	-	-	-	-	-
Neutrogin	-	-	-	-	18	19	12	1	-	-	-	-
Activase/TNKase	25	19	19	9	-	-	-	-	6	14	33	7
Dilatrend	-	-	-	-	-	-	-	-	3	-6	-8	-4

[1] Q4: 2005 vs. 2004 and Q1 to Q3: 2006 vs. 2005

YTD Sep '06: Pharmaceuticals Division

Growth in main regions and therapeutic areas

Geographies


North America
+27 %
42%
Japan
-2 %
10%
Europe*
+23 %
33%
others
+27 %
9 %
Latin America
+18 %
6%

Therapeutic areas


oncology
+ 41 %
others
+17 %
21%
46%
infectious disease
-52 %
2%
cardiovascular
-5 %
5%
anemia
-4 %
5%
6%
transplant
+6 %
16%
virology
+24 %

all growth figures are in local currencies * including Eastern Europe

YTD Sep '06: Pharmaceuticals Division

Sales distribution and growth

Geographics

Western Europe


Japan -2%
Others* +26 %
Latin America +18 %
10%
13%
6%
28%
42%
North America +27%
1%
Switzerland
5%
France
6%
Germany
4%
Italy
3%
Spain
4%
UK
6%
other Western Europe

all growth figures are in local currencies * Including Eastern Europe

YTD Sep '06: 16 approvals in major markets
Pharmaceuticals Division

Product	Indication	Region
Avastin	2nd line mCRC	US
Avastin	NSCLC	US
Boniva/ Bonviva iv	Osteoporosis	US, EU
Epogin	*Anemia in premature infants*	*Japan*
Herceptin	Adjuvant BC	EU
Invirase (500 mg)	HIV	Japan
Femara	BC	Japan
Lucentis	AMD	US
MabThera/ Rituxan	Rheumatoid arthritis	US, EU
MabThera/ Rituxan	iNHL maintenance	US, EU
Rituxan	1st line aNHL	US
Rituxan	1st line iNHL	US
Tamiflu	Influenza prophylaxis (ped.)	EU

YTD Sep '06: 15 filings in major markets
Pharmaceuticals Division

Product	Indication	Region
Actemra	*Rheumatoid arthritis*	Japan
Avastin	NSCLC	US, EU
Avastin	mBC	US, EU
Avastin	mCRC	Japan
Herceptin	Adjuvant BC	US, EU
Herceptin	mBC (combo hormonal)	EU
Mircera	Renal anemia	US, EU
Rituxan	1st line aNHL	US
Rituxan	1st line iNHL	US
Tarceva	NSCLC	Japan
Xeloda	Gastric cancer	EU

Major Roche managed projected submissions

over the next years



Phase II
Phase III
R1626
HCV
R1583
R1503
RA
R1594
RA (EU)
R667
R1273 (Omnitarg)
solid tumors (EU)
R1658
Avastin
R1558
bacterial infections
R1492
solid tumors
MabThera
Xelodo
Avastin
Herceptin
gastric Ca (EU)
Tarceva
Tarceva+Avastin
NSCLC 2nd line (EU)
Avastin
Tarceva+Avastin
R744 (MIRCERA)
renal anemia
Avastin
Avastin
Herceptin
Herceptin
adj. BC (EU)
Xeloda
gastric Ca (EU)
Avastin
Xeloda
mCRC 1st line combo
Actemra
Xeloda
mCRC 2nd line combo
CellCept
lupus nephritis
Avastin
RCC (EU)
R1440
type II diabetes
R744 (CERA)
cancer anemia
Xeloda
adj. BC
MabThera
CLL (EU)
Avastin mBC combo
+ Herceptin 1st line (EU)
Tarceva
adj. NSCLC (EU)
Avastin
adj. CC (EU)
Avastin
prostate Ca (EU)
Avastin
ovarian Ca (EU)
2006
2007
2008
2009
post 2009

Status as of September 30, 2006, * filed in October

Unless stated otherwise, submissions will occur in US and EU

Roche R&D pipeline today



phase 0
(19 NMEs)
phase I
(22 NMEs + 3 AIs)
phase II
(16 NMEs + 9 AIs)
phase III
(2 NMEs + 34 AIs)
Registration
(2 NMEs + 8 AIs)
Legend

Please note that as of FY'06 only compounds in clinical development (pI-III) and registration will be shown

Status as of September 30, 2006

Roche managed R&D pipeline - overview

Projects by therapeutic area

Research



Respiratory Diseases
Viral and Other Infectious Diseases
8
10
14
29
Cardiovascular and Metabolic Diseases
Neurological and Psychiatric Diseases
26
32
Oncology

119 projects

Development



Transplant
Respiratory Diseases
Viral and Other Infectious Diseases
2
2
7
13
11
Cardiovascular and Metabolic Diseases
8
Neurological and Psychiatric Diseases
Oncology

86 projects

Exchange rate impact on sales

USD impact negative in Q3

Development of average exchange rates versus prior year period			
CHF / USD	+9.7 %	+1.6 %	-2.9 %
CHF / EUR	+0.6 %	+1.3 %	+1.5 %
CHF / JPY	-1.9 %	-4.6 %	-7.1 %
Difference in CHF / local growth	+6.1 %pt	+1.5 %pt	-1.4 %pt



Sales growth 2006 vs. 2005
15.4 %
21.5 %
15.9 %
17.4 %
20.2 %
18.8 %
local growth
CHF growth
Q1
Q2
Q3
Q4

Exchange rate impact on sales growth

Higher CHF growth rate driven by stronger USD



17.2 %
1.2 %
0.4 %
0.3 %
0.3 %
0.2 %
0.1 %
-0.5 %
19.2%
Local sales growth YTD 9 06 vs. YTD 9 05
CHF sales growth YTD 9 06 vs. YTD 9 05
mainly BRL
USD
LAT-AM
EUR
CAD
AS-PAC
Other
JPY